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                                                                  EXHIBIT (a)(1)


      Press Release Announcing Commencement of Offer, dated June 19, 2001
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For more information:

Media:                                            Investor Relations:
Michael Coe                                       David Rockvam
Fleishman-Hillard                                 Entrust, Inc.
(214) 665-1339                                    (972) 943-7324
coem@fleishman.com                                david.rockvam@entrust.com
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 .
      Entrust Offers Voluntary Stock Option Exchange Program to Employees

                Program designed to retain and reward employees

DALLAS, June 19, 2001 - Entrust Inc. (Nasdaq: ENTU), a leading global provider of Internet security solutions and services, today announced it will offer certain of its employees the opportunity to participate in a voluntary stock option exchange program.

     "Entrust's employees are the most talented in the Internet security industry, and they are critical to our company's continued success," said Bill Conner, Entrust president and chief executive officer. "Despite the market downturn, competition for top talent remains fierce, and stock options are an important part of our total compensation package to employees. This voluntary stock option exchange program will help us continue to retain and reward the best talent in the industry."

     Under the planned program, eligible employees who hold stock options under Entrust's 1996 and 1999 Stock Incentive Plans will have the opportunity to voluntarily exchange outstanding stock options for new options to be granted at the fair market value of the Company's common stock no earlier than January 31, 2002.

     The voluntary exchange program has been organized to comply with FASB Interpretation Number 44 "Accounting for Certain Transactions Involving Stock Compensation" and accordingly, there will be no variable compensation charges as a result of this stock option exchange program. Members of the Company's Board of Directors and Executive Officers are
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not eligible to participate in this program. The proposed stock option exchange program is not expected to result in dilution of Entrust common shares.

About Entrust

Entrust (Nasdaq: ENTU) is a leading global provider of Internet security solutions and services that make it safe to do business and complete transactions over the Internet. Entrust has the industry's broadest set of identification, entitlements, verification, privacy and security management capabilities. Major corporations, service providers, financial institutions and government agencies in more than 40 countries rely on the privacy, security and trust provided through Entrust's portfolio of award-winning technologies. For more information, please visit www.entrust.com.
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Entrust is a registered trademark of Entrust, Inc. in the United States and certain other countries. In Canada, Entrust is a registered trademark of Entrust Technologies Limited. All Entrust product names are trademarks of Entrust. All other company and product names are trademarks or registered trademarks of their respective owners.

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